UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

DFC Global Corp.

(Name of Subject Company (Issuer))

DFC Global Corp.

(Name of Filing Person (Issuer))

3.25% Senior Convertible Notes due 2017 (Title of Class of Securities)	2.875% Senior Convertible Notes due 2027 (Title of Class of Securities)	3.00% Senior Convertible Notes due 2028 (Title of Class of Securities)

23324T AB3 (CUSIP Number of Class of Securities)	256664 AB9 and 256664 AA1 (CUSIP Number of Class of Securities)	256664 AC7 (CUSIP Number of Class of Securities)

William M. Athas

Senior Vice President, Finance,

Chief Accounting Officer and

Corporate Controller

DFC Global Corp.

1436 Lancaster Avenue

Berwyn, Pennsylvania 19312

(610) 296-3400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Brian M. Katz, Esq.

Pepper Hamilton LLP

3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, Pennsylvania 19103

(215) 981-4000

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:
$387,431,461.10	$49,901.17

*	Calculated solely for purposes of determining the filing fee. The purchase price of the 3.25% Senior Convertible Notes due 2017 (the “2017 Notes”), as described herein, is approximately $1,003.30 per $1,000 principal amount outstanding. As of May 12, 2014, there was $230,000,000 in aggregate principal amount of 2017 Notes outstanding, resulting in an aggregate maximum purchase price for the 2017 Notes of $230,759,000.00. The purchase price of the 2.875% Senior Convertible Notes due 2027 (the “2027 Notes”), as described herein, is approximately $1,002.98 per $1,000 principal amount outstanding. As of May 12, 2014, there was $36,195,000 in aggregate principal amount of 2027 Notes outstanding, resulting in an aggregate maximum purchase price for the 2027 Notes of $36,302,861.10. The purchase price of the 3.00% Senior Convertible Notes due 2028 (the “2028 Notes” and, together with the 2017 Notes and the 2027 Notes, the “Notes”), as described herein, is approximately $1,003.08 per $1,000 principal amount outstanding. As of May 12, 2014, there was $120,000,000 in aggregate principal amount of 2028 Notes outstanding, resulting in an aggregate maximum purchase price for the 2028 Notes of $120,369,600.00. As a result, the aggregate maximum purchase price for the Notes is $387,431,461.10.
**	The amount of the filing fee was calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $128.80 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offers (each an “Offer” and, collectively, the “Offers”) by DFC Global Corp., a Delaware corporation (the “Company”), to purchase for cash any and all of the Company’s outstanding (i) 3.25% Senior Convertible Notes due 2017 (the “2017 Notes”) at a purchase price equal to $1,003.30 per $1,000 principal amount of the 2017 Notes purchased, (ii) 2.875% Senior Convertible Notes due 2027 (the “2027 Notes”) at a purchase price equal to $1,002.98 per $1,000 principal amount of the 2027 Notes purchased and (iii) 3.00% Senior Convertible Notes due 2028 (the “2028 Notes” and, together with the 2017 Notes and the 2027 Notes, the “Notes”) at a purchase price equal to $1,003.08 per $1,000 principal amount of the 2028 Notes purchased, plus, in each case, accrued and unpaid interest to, but not including, the payment date, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 15, 2014 (as it may be amended and supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal, dated May 15, 2014 (as it may be amended and supplemented from time to time, the “Letter of Transmittal”), copies of which are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

Holders may tender their Notes until 11:00 a.m., New York City time, on June 13, 2014, unless the Offers are extended by the Company in its sole discretion.

This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All of the information set forth in the Offer to Purchase is incorporated herein in response to Items 1 through 11 of this Schedule TO, except for those Items as to which information is specifically provided herein. All capitalized terms used but not specifically defined in this Schedule TO shall have the meanings given to such terms in the Offer to Purchase.

Items. 1, 2 and 4 through 9.

The Company is the issuer of the Notes and is obligated to purchase for cash any and all of the Notes that are properly tendered and not withdrawn by the Holders under the terms and subject to the conditions set forth in the Offer to Purchase. The Company maintains its principal executive offices at 1436 Lancaster Avenue, Berwyn, Pennsylvania 19312, and its telephone number is (610) 296-3400. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Offer to Purchase is incorporated by reference into this Schedule TO.

Item. 3.	Identity and Background of Filing Person.

This is an issuer tender offer wherein the Company is the filing person and the subject company. The Company is a Delaware corporation and maintains its principal executive offices at 1436 Lancaster Avenue, Berwyn, Pennsylvania 19312, and its telephone number is (610) 296-3400. As required by General Instruction C to Schedule TO, the following persons are directors and executive officers of the Company:

Name	Position(s)
Jeffrey A. Weiss	Chairman and Chief Executive Officer
Edward A. Evans	Director
John Gavin	Director
David Jessick	Director
Clive Kahn	Director
Michael Kooper	Director
Ronald McLaughlin	Director
Randy Underwood	Executive Vice President, Chief Financial Officer and Assistant Secretary
Michael Hudachek	Chief Operating Officer
Michael Coury	Executive Vice President and Chief Innovation Information Officer
William M. Athas	Senior Vice President of Finance, Chief Accounting Officer and Corporate Controller

The address of each director and executive officer is c/o DFC Global Corp., 1436 Lancaster Avenue, Suite 300, Berwyn, Pennsylvania 19312 and their telephone number is (610) 296-3400.

Item. 5.	Past Contracts, Transactions, Negotiations and Agreements.

(e) Agreements involving the subject company’s securities. Except for the agreements filed as Exhibits (d)(1), (d)(2) and (d)(3) to this Schedule TO, there are no agreements, arrangements or understandings (including with respect to the transfer of voting securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies consents or authorizations) whether or not legally enforceable, between any person identified in Item 3 of this Schedule TO and any other person with respect to any of the securities of the Company (including any securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person the power to direct the voting or disposition of the Notes or the shares of common stock underlying the Notes).

Item. 10.	Financial Statements.

(a) Financial information. The Company believes that its financial condition is not material to a Holder’s decision whether to sell the Notes to the Company because, among other reasons, the consideration being paid to the holders surrendering Notes consists solely of cash, the Offers are not subject to any financing condition, and the Offers are for any and all of the outstanding Notes.

(b) Pro forma information. The Company does not believe it is required to include pro forma information due to the fact that this information is not material to Holders of Notes because, among other reasons, the consideration offered consists solely of cash and the Offers apply to all outstanding Notes.

Item. 11.	Additional Information.

(a) Agreements, regulatory requirements and legal proceedings. The information set forth in “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.

(c) Other material information. The information set forth in “Additional Information” of the Offer to Purchase is incorporated herein by reference.

Item. 12.	Exhibits.

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase for Cash Any and All of its 3.25% Senior Convertible Notes due 2017; 2.875% Senior Convertible Notes due 2027; 3.00% Senior Convertible Notes due 2028, dated May 15, 2014.

(a)(1)(ii)	Letter of Transmittal, dated May 15, 2014.

(a)(5)	Press Release, dated May 15, 2014.

(b)	Not applicable.

(d)(1)	Indenture dated as of June 27, 2007, between Dollar Financial Corp. and U.S. Bank National Association, as trustee, governing the terms of the 2.875% Senior Convertible Notes due 2027 (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Dollar Financial Corp. on June 27, 2007 (File No. 000-50866)).

(d)(2)	Indenture dated as of December 21, 2009 between Dollar Financial Corp. and U.S. Bank National Association, as trustee, governing the terms of the 3.00% Senior Convertible Notes due 2028 (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed by Dollar Financial Corp. on December 24, 2009 (File No. 000-50866)).

(d)(3)	Indenture dated as of April 16, 2012 between DFC Global Corp. and U.S. Bank National Association, as trustee, governing the terms of the 3.25% Senior Convertible Notes due 2017 (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Company on April 16, 2012 (File No. 000-50866)).

(g)	Not applicable.

(h)	Not applicable.

Item. 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DFC GLOBAL CORP.
By:	/s/ William M. Athas

Name: William M. Athas
Title: Senior Vice President, Finance, Chief Accounting Officer and Corporate Controller

Dated: May 15, 2014

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase for Cash Any and All of its 3.25% Senior Convertible Notes due 2017; 2.875% Senior Convertible Notes due 2027; 3.00% Senior Convertible Notes due 2028, dated May 15, 2014.

(a)(1)(ii)	Letter of Transmittal, dated May 15, 2014.

(a)(5)	Press Release, dated May 15, 2014.

(b)	Not applicable.

(d)(1)	Indenture dated as of June 27, 2007, between Dollar Financial Corp. and U.S. Bank National Association, as trustee, governing the terms of the 2.875% Senior Convertible Notes due 2027 (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Dollar Financial Corp. on June 27, 2007 (File No. 000-50866)).

(d)(2)	Indenture dated as of December 21, 2009 between Dollar Financial Corp. and U.S. Bank National Association, as trustee, governing the terms of the 3.00% Senior Convertible Notes due 2028 (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed by Dollar Financial Corp. on December 24, 2009 (File No. 000-50866)).

(d)(3)	Indenture dated as of April 16, 2012 between DFC Global Corp. and U.S. Bank National Association, as trustee, governing the terms of the 3.25% Senior Convertible Notes due 2017 (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Company on April 16, 2012 (File No. 000-50866)).

(g)	Not applicable.

(h)	Not applicable.